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March 12, 2013		WRITER'S DIRECT DIAL
(415) 984-8777
VIA EDGAR
WRITER'S E-MAIL ADDRESS
Mara L. Ransom, Esq.		esibbitt@omm.com
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Hancock Fabrics, Inc.
Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-185870)
Post-Effective Amendment No. 3 to Amendment No. 2 to Registration Statement on Form S-1 on Registration Statement on Form S-3 (File No. 333-150979 )
Filed on March 1, 2013

Dear Ms. Ransom:

On behalf of Hancock Fabrics, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comment letter dated March 12, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-3, as filed with the Commission on March 1, 2013 (the “Form S-3”) and Post-Effective Amendment No. 3 to Amendment No. 2 to Registration Statement on Form S-1 on Registration Statement on Form S-3, as filed with the Commission on March 1, 2013 (the “Post-Effective Amendment”).

For the Staff’s convenience, the Company has reproduced below the comments from the Staff in bold, in each case followed by the Company’s corresponding response.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form S-3 and Post-Effective Amendment, as applicable.

Mara L. Ransom, Esq., March 12, 2013 - Page 2

The Company responds to the Comment Letter as follows:

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 3

1.
We note your response to comment 1 in our letter dated February 25, 2013, and the last sentence of the second paragraph on page 3 (“Any applicable filings made by us with the SEC under Section 13(a), 14(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed incorporated by reference into this prospectus…”). As previously requested, please revise your disclosure to state that any applicable filings made by you with the SEC under Section 13(a), 14(c), 14 or 15(d) of the Exchange Act after the date of the prospectus and prior to the termination of this offering shall be deemed incorporated by reference into this prospectus. Refer to Item 12(b) of Form S-3 and Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations. Please note that this comment also applies to the second paragraph on page 3 (“Any applicable filings made by us with the SEC under Section 13(a), 14(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed incorporated by reference into this prospectus…”) of your Post-Effective Amendment No. 3 to Amendment No. 2 to Form S-1 on Form S-3. In addition, please note that to the extent you wish to incorporate by reference in your Post-Effective Amendment any applicable filings made during the period prior to the effectiveness of the Post-Effective Amendment, you should further revise your disclosure in the Post-Effective Amendment to also state that any applicable filings made after the date of the initial registration statement and prior to effectiveness will be deemed to be incorporated by reference. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

The Company has amended the Form S-3 and Post-Effective Amendment to revise the disclosure to state that any applicable filings made after the date of the prospectus and prior to the termination of the offering will be deemed to be incorporated by reference.  In the amendment to the Post-Effective Amendment, the Company has also revised the disclosure to state that any applicable filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement will be deemed to be incorporated by reference.

Exhibit 5.1

2.
We note your response to comment 2 in our letter dated February 25, 2013. With respect to the legality of the common stock purchase rights, please note that counsel must opine whether the rights are binding obligations of the company under the law of the jurisdiction governing the rights agreement. Please have counsel revise the opinion accordingly. Refer to Section II.B.1.g of Staff Legal Bulletin No. 19, which is available on our website. This comment also applies to your Post-Effective Amendment No. 3 to Amendment No. 2 to Form S-1 on Form S-3.

The Company has included revised legal opinions with the amendments to the Form S-3 and the Post-Effective Amendment to opine that the common stock purchase rights issuable pursuant to the Amended and Restated Rights Agreement, as amended through March 20, 2006, and as subsequently amended by Amendment No. 2 to the Amended and Restated Rights Agreement, dated as of March 20, 2006, and Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of November 13, 2009, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (collectively, the “Rights Agreement”), are binding obligations of the Company under the law of the jurisdiction governing the Rights Agreement.

*******

Mara L. Ransom, Esq., March 12, 2013 - Page 3

The Company understands that the Staff may have additional comments after receiving this letter. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the amendments to the Form S-3 and the Post-Effective Amendment respond completely to all of the issues raised in the Comment Letter.  If you have any questions or wish to discuss any matters with respect to this letter, the amendment to the Form S-3 or the amendment to the Post-Effective Amendment, please do not hesitate to contact me by telephone at (415) 984-8777 or by email at esibbitt@omm.com.

Sincerely, /s/ Eric C. Sibbitt
cc:           Mr. Steven R. Morgan